SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

QUATTOR PETROQUÍMICA S.A. Corporate Taxpayer ID (CNPJ/MF): 04.705.090/0001-77 Publicly Held Company
BRASKEM S.A. Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70 Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem”) and Quattor Petroquímica S.A. (“Quattor Petroquímica”, and jointly with Braskem, the "Companies"), to comply with Paragraph 4, Article 157 of Federal Law 6,404/76 (“Brazilian Corporation Law” or "BCL") and in accordance with and for the purposes of CVM Instruction 319/99 and 358/02, hereby inform stockholders and the general market the following:

1.         Merger by Braskem of Stock Issued by Quattor Petroquímica

With the objective of simplifying the current ownership structure of Braskem and its subsidiary Quattor Petroquímica, and in view of the benefits described in Item 2 below, the managements of the Companies have agreed to propose to the respective general meetings of stockholders, which will be held at opportune times and dates to be defined and announced through the publication of the respective Call Notices, the merger by Braskem of the stock issued by Quattor Petroquímica, in accordance with Article 252 of BCL, with the subsequent preservation of the legal person of Quattor Petroquímica and its conversion into a wholly owned subsidiary of Braskem, through which the stockholders of Quattor Petroquímica will receive stock in Braskem in exchange for their stock ("Stock Merger").

2.         Objectives, Benefits and Justification of the Stock Merger

The specific objective of the Stock Merger is to simplify the current capital and ownership structures of the Companies by migrating the current stockholders of Quattor Petroquímica to Braskem, preserving the identity of the legal persons, but reducing administrative costs and boosting liquidity in the shares held by the minority stockholders of Quattor Petroquímica.

3.         Previous Business and Corporate Acts

3.1       Quattor Petroquímica Stock Tender Offer. As a result of the indirect acquisition by Braskem of the control of Quattor Petroquímica, on May 26, 2010, Braskem filed a request to register a tender offer for the outstanding common and preferred stock in Quattor Petroquímica, in accordance with Article 254-A of BCL (“Stock Tender Offer”). The Stock Tender Offer was registered by the CVM on October 28, 2010 and the respective Notice was published in the November 5, 2010 issues of the state register Diário Oficial do Estado de São Pauloand the newspaper Valor Econômico– National Edition (“Tender Offer Notice”), and is available on the Internet addresses of Braskem (www.braskem.com.br/ri), of Quattor Petroquimica (www.quattor.com.br/ri) and of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br).

3.2.      Acquisition of Shares under the Stock Tender Offer. The Stock Tender Offer will be closed and settled between the publication date of this Material Fact and the date of the general meetings of stockholders that will deliberate on the Stock Merger, and stockholders dissenting from the general meeting of Quattor Petroquímica approving the Stock Merger that wish to exercise their withdrawal rights will receive reimbursement for their shares at a price equivalent to the acquisition price paid by Braskem in the Stock Tender Offer, in accordance with Clause 9.3 below. The share acquisition price under the Stock Tender Offer is seven reais and three centavos (R$ 7.43) adjusted (i) by the variation in the SELIC Rate (Taxa Referencial do Sistema Especial de Liquidação e Custódia) (“SELIC Rate”) from April 27, 2010 to December 16, 2010, which is the settlement date of the Stock Tender Offer, as stipulated in the Tender Offer Notice, and (ii) by the amount corresponding to the sum of any shareholder payments per share that come to be declared by Quattor Petroquímica between January 22, 2010 and December 16, 2010.

4.         Share Exchange Ratio for the Stock Merger

4.1       Share Exchange Ratio for the Stock Merger. As a result of the Stock Merger, the stockholders of Quattor Petroquímica will be attributed 0.300571316385725 class “A” preferred share issued by Braskem for each common or preferred share issued by Quattor Petroquímica (“Exchange Ratio”).

4.2.   Criteria Used to Determine the Exchange Ratio. The Exchange Ratio was based on the economic values of Braskem and Quattor Petroquímica, calculated in accordance with Clause 5.1 below. The economic value per share of Braskem for the purpose of establishing the Exchange Ratio was calculated based on the sum of the economic value of Braskem and the total value of the capital increase of Braskem corresponding to R$ 3,742,622,078.40, which was ratified by its Board of Directors on April 14, 2010, divided by the total number of shares of Braskem after said capital increase (excluding treasury stock).

4.3.      Reasons Why the Stock Merger is Considered Equitable for Stockholders. The managements of the Companies believe that the bases of the Stock Mergers are fair and equitable for their respective stockholders, given that the transaction (i) is supported by valuations prepared by the qualified and independent appraiser, which declared that it considers discounted cash flow the most adequate methodology for valuing the Companies; (ii) considers the effects from the capital increase of Braskem ratified by its Board of Directors; and (iii) constitutes the outcome of the independent negotiation conducted between Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), Braskem and Unipar – União de Indústrias Químicas S.A. (“Unipar”) for determining the acquisition price of the shares representing the control of Quattor Participações held by Unipar and the conditions for the merger by Braskem of stock in Quattor Participações S.A. (“Quattor”), which is part of the same project to simplify the ownership structure of the Companies and is based on the same values.

4.4.      Fractional Shares. Any fractions of Braskem shares resulting from the application of the Exchange Ratio for the Stock Merger will be grouped into whole numbers of shares and later sold at an auction to be held on the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), with the proceeds made available on behalf of the respective stockholders after the final settlement of the shares sold at auction.

5.         Criteria for Valuing the Stock in Braskem and Quattor Petroquímica

5.1.      Economic-Financial Valuation. For the purpose of determining the Exchange Ratio, Banco Bradesco BBI S.A., a financial institutions inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 06.271.464/0073-93, with head offices located at Av. Paulista nº 1.450, 8º andar in the city and state of São Paulo (“Bradesco BBI”), valued Braskem and Quattor Petroquímica based on their economic value, adopting, in the cases of Braskem, Quattor, Quattor Petroquímica, Quattor Química S.A. and Rio Polímeros S.A., the discounted cash flow method and, in the cases of IQ Soluções e Química S.A., Polibutenos S.A. Indústrias Químicas and Divisão Química, the criteria of comparable-company transaction multiples, with a base date of September 30, 2009, (“Economic-Financial Valuation”). The selection and hiring of Bradesco BBI is subject to ratification and approval by the stockholders of the Companies convened especially for this purpose.

5.2.   Valuation. For the purpose of determining the amount of the capital increase at Braskem resulting from the Stock Merger, the stock issued by Quattor Petroquímica was valued by the specialized firm PricewaterhouseCoopers Auditores Independentes S/C, established in the city and state of São Paulo at Av. Francisco Matarazzo, 1400, with original registration at the Regional Accounting Board of the state of Rio de Janeiro under number 2SP000160/O-5 RJ (“pwc”), based on its book value, in accordance with the respective audited financial statements of Quattor Petroquímica prepared with a base date of March 31, 2010 (“Base Date”). The appointment and contracting of pwc is subject to ratification and approval by the respective stockholders of Braskem and Quattor Petroquímica. Based on said valuation, the book value of the stock in Quattor Petroquímica to be merged by Braskem corresponded, on the Base Date, to three reais and twenty-two centavos and fraction (R$ 3.2235) per share in Quattor Petroquímica.

5.3.   Valuation of the Stock in Quattor Petroquímica and Braskem for the purposes of Article 264 of BCL. In accordance with Article 264 of BCL, the net book value at market price of Braskem and Quattor Petroquímica were determined, based on the audited balance sheets of the Companies with a base date of December 31, 2009, by KPMG Auditores Independentes, a company with head offices in the city and state of São Paulo at Rua Dr. Renato Paes de Barros, nº 33, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 57.755.217/0001-29, with original registration at the Regional Accounting Board of the state of São Paulo and secondary registration in the state of Bahia under number CRC 2SP014428/O-6-S-BA(“KPMG”), in the case of Braskem, and by pwc, in the case of Quattor Petroquímica. Based on the valuation reports of net book value at market price of the Companies, the ratio for the exchange of stock in Quattor Petroquímica for stock in Braskem determined by this criterion is 0.139180549324057 class “A” preferred share issued by Braskem for each 1 (one) common or preferred share issued by Quattor Petroquímica.

6.         Treatment of Variations in Book Value after the Stock Mergers

All variations in book value that occur at Braskem and Quattor Petroquímica will be directly apportioned at the respective Companies and recorded in the respective accounting ledgers, since both companies will succeed the Stock Merger.

7.         Political and Economic Rights and Advantages of the Stocks

7.1.      Comparison of the Political and Economic Rights and Advantages of the Stocks. The political and economic rights and advantages of the stocks issued by Braskem differ in certain aspects from the rights and advantages of the stocks issued by Quattor Petroquímica:

7.1.1.   Prior to the Stock Merger.

	Common Shares	Preferred Shares
Quattor Petroquímica

✓  the right to vote in resolutions taken by stockholder meetings;

✓  the right to participate, at conditions equal to those of the preferred stock, in the distribution of the mandatory dividends of 30% of net income in the fiscal year, adjusted in accordance with governing law.

✓  the right to vote in resolutions taken by stockholder meetings concerning: (i) the conversion, merger, spin-off and consolidation of the company;  (ii) the approval of agreements between the company and the controlling stockholder, either directly or through third parties, as well as through other companies in which the controlling stockholder holds an interest, when the approval of these agreements is subject, as required by law or the respective bylaws, to a resolution by the stockholders meeting;  (iii) the valuation of assets involved in any capital increase at the company;  and (iv) the appointment of a specialized company to determine the economic valuation of the stock issued by the company, in the cases provided for by the bylaws;

✓  priority in the reimbursement of capital, without a premium;

✓  the right to participate, at conditions equal to those of the common stock, in the distribution of the mandatory dividends of 30% of net income in the fiscal year, adjusted in accordance with governing law;

✓  the right to be included in public offerings involving the transfer of control (tag-along rights) in an amount equivalent to 80% of the price per share paid to stockholders in the controlling block;

✓  the right to receive, at conditions equal to those of the common stock, any bonus shares resulting from the capitalization of reserves or funds of any nature, or even splits.

Braskem

✓  the right to vote in resolutions taken by stockholder meetings;

✓  the minimum mandatory dividend of 25% of net income in each fiscal year, adjusted after the payment of the priority dividend to which the preferred shares are entitled;

✓  observing the priority of the preferred shares, a dividend of 6% calculated on the unit value, which is obtained by dividing the capital stock by the total number of outstanding shares;

✓  at conditions equal to those of the class “A” preferred shares, a share of the net income remaining after the priority mandatory dividend is paid;

✓  at conditions equal to those of the class “A” preferred shares: participation in the distribution of shares resulting from the incorporation of reserves into the capital stock;

✓  at conditions equal to those of the class “A” and “B” preferred shares, the right to sell at the same price per share paid to the selling stockholder(s) (tag-along rights) in the case of the transfer of the company’s control;

✓  the right to vote in resolutions taken by stockholder meetings if the company fails, for three consecutive fiscal years, to pay the minimum and fixed dividend to which stockholders are entitled;

✓  priority in the reimbursement of capital;

✓  priority in the distribution in each fiscal year of the minimum non-cumulative dividend of 6% of the share's unit value, which is obtained by dividing the capital stock by the total number of outstanding shares;

✓  the minimum mandatory dividend of 25% of net income in each fiscal year adjusted for the minimum priority dividend;

✓  in conditions equal to the common stock, entitlement to the distribution of stock resulting from the capital’s monetary restatement; and tag along rights, in the case of sale of the company’s controlling stake, subject to the same price per share paid to the seller(s);

✓  Class "A": (i) at conditions equal to those of the common stock, the right to participate in the distribution of net income remaining after the payment of the priority mandatory dividend; and the shares resulting from the incorporation of reserves into the capital stock; and (ii) convertibility into common stock, subject to a resolution taken by the majority of the company’s voting capital;

✓  Class "B": once the period for non-transferability provided for by special legislation has transpired, the convertibility into class “A” preferred stock at any time, by means of a written request made to the company, at a ratio of 2 class “B” preferred shares for each 1 class “A” preferred share.

7.1.2.   After the Stock Merger, the stockholders of Quattor Petroquímica (except for Braskem) will receive class “A” preferred shares issued by Braskem which confer to them the rights described above, which could differ from the rights conferred by the common and preferred shares in Quattor Petroquímica, in a number based on the respective Exchange Ratio. The class “A” preferred shares issued by Braskem as a result of the Stock Merger will confer the same rights conferred by the other class “A” preferred shares issued by Braskem, including the right to full payment of the dividends and/or interest on equity that come to be declared by Braskem as of the date on which the Stock Merger is approved. The difference between the rights conferred by the class “A” preferred shares in Braskem and those conferred by the preferred and common shares in Quattor Petroquímica result primarily from the fact that Quattor Petroquímica is listed on the Level 2 Corporate Governance Segment of the BM&FBOVESPA, whose regulations require the concession of certain additional rights as a prerequisite for listing stock on this segment. On the other hand, stockholders in Quattor Petroquímica could benefit from the higher trading liquidity of the class "A" preferred stock in Braskem, which is also a component of the IBOVESPA index, and the right to join in transactions involving the transfer of Braskem's control at 100% of the price paid per each share forming the controlling block.

8.         Solutions for Crossed Holdings and Treasury Stock

8.1.   Crossed Holdings. Quattor Petroquímica owns 1,154,758 class “A” preferred shares issued by Braskem, while Braskem will hold, on the date of the Stock Merger, 97,367,758 common shares and 128,002,890 preferred shares in Quattor Petroquímica, considering the results of the Stock Tender Offer. Any reciprocal interest due to the ownership by Quattor Petroquímica of any shares issued by Braskem resulting from the ownership restructuring will be eliminated within the legal period, in accordance with Paragraph 5, Article 244 of BCL.

8.2.      Treasury Stock. Quattor Petroquímica does not hold in treasury any shares of its own issue.

9.         Withdrawal Rights and Reimbursement Amount.

9.1.      Withdrawal Rights of Braskem and Quattor Petroquímica Stockholders. In accordance with Articles 137 and Paragraphs 1 and 2 of Article 252 of BCL, the right to withdraw is assured to: (i) the holders of common and class “B” preferred shares in Braskem dissenting from the resolution approving the Stock  Merger;  and (ii) the holders of common and preferred shares in Quattor Petroquímica dissenting from the resolution approving the Stock Merger. Dissenting stockholders must expressly manifest their intent to exercise their right to withdraw within thirty (30) days of the date on which the minutes of the general meetings approving the Stock Merger are published.

9.1.1.           The holders of class “A” preferred shares in Braskem will not be entitled to withdrawal rights, since these shares enjoy high liquidity and dispersion in the market, as provided for by BCL.

9.1.2.           The payment of the reimbursement amount by Braskem and Quattor Petroquímica will depend on the conclusion of the Stock Merger, as provided for by Article 230 of BCL, and will be effected once the legal period for the exercise of withdrawal rights has transpired. Said reimbursement will only be assured to shares duly held by stockholders of record prior to the start of trading on the market on today's date, in accordance with Paragraph 1, Article 137 of BCL. Shares acquired as of this date, inclusive, will not be entitled to the right to withdraw from the Stock Merger.

9.2.      Reimbursement Amount for Braskem Stockholders. Stockholders holding common and class “B” preferred shares dissenting from the extraordinary general meeting of Braskem stockholders that approves the Stock Merger will be entitled to reimbursement for their shares at the book value of nine reais, fifteen centavos and fraction (R$ 9.15237722) per share, which is based on the balance sheet approved by Braskem with a base date of December 31, 2009. Dissenting stockholders may, upon their withdrawal, request the preparation of a special balance sheet of Braskem, in accordance with Paragraph 2, Article 45 of BCL. In this case, after the period established has transpired for reconsidering the Stock Merger, in accordance with Paragraph 3, Article 137 of BCL, the shareholder will receive 80% of the reimbursement amount, with any balance paid within 120 days of the date of the resolution taken by the extraordinary general meeting that approves the Stock Merger.

9.3       Reimbursement Amount for Quattor Petroquímica Stockholders. Common and preferred stockholders dissenting from the extraordinary general meeting of Quattor Petroquímica that approves the Stock Merger will be entitled to reimbursement for their shares at the same acquisition price paid by Braskem in the Stock Tender Offer, as provided for in item 3.2, given that the book value per share in Quattor Petroquímica, which is based on the last approved balance sheet, with a base date of December 31, 2009, is lower than this amount.

9.3.1    Considering that the Exchange Ratio is more advantageous than the one resulting from the comparison of the book values of Braskem and Quattor Petroquímica at market prices mentioned in Clause 5.3, stockholders in Quattor Petroquímica dissenting from the resolution approving the Stock Merger may not opt to exercise their withdrawal rights based on net book value at market price.

9.3.2    The final reimbursement amount per share to be paid to stockholders in Quattor Petroquímica dissenting from the resolution approving the Stock Merger will be duly announced on December 16, 2010 via a notice to the market to be published by Braskem on the Web sites of Braskem (www.quattor.com.br/ri), of Quattor Petroquímica (www.quattor.com.br/ri), of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br) and of the BM&FBOVESPA (www.bmfbovespa.com.br), and widely disclosed in the notice to stockholders to be published after the extraordinary general meetings that approve the Stock Merger.

9.4.      Payment of the Reimbursement Amount and Procedures for Exercising Withdrawal Rights. The payment of the reimbursement of common and class “B” preferred shares in Braskem and common and preferred shares in Quattor Petroquímica will depend on the conclusion of the Stock Merger, in accordance with Article 230 of BCL, and will be effected by crediting the corresponding amount to the depositary institution of the shares issued by Braskem and Quattor Petroquímica, Itaú Unibanco S.A. (“Itaú Unibanco”), which will, either directly or through the custody agents, pay the dissenting stockholders, in accordance with their respective registration information. Stockholders whose shares are held in custody by Itaú Unibanco should exercise their withdrawal rights by appearing at any Itaú Unibanco branch specializing in stockholder services during banking hours, filling out the corresponding form, which is available at the financial institution, and submitting authenticated copies of the following documents:

(i) Natural Persons: Identification Document (RG), Individual Taxpayer Card (CPF) and proof of address.

(ii) Legal Persons: the last consolidated bylaws or articles of incorporation, card showing registration in the roll of corporate taxpayers (CNPJ/MF), corporate documents granting the power of representation and authenticated copies of the CPF card, RG card and proof of address of its representatives.

9.5.      Stockholders with shares held in custody at the Asset Depositary Center of the BM&FBOVESPA may, if they so wish, exercise their withdrawal rights through the custody agent.

10.       Composition of the Capital Stock of Braskem After the Stock Merger.

10.1.    Braskem Shares Issued in the Stock Merger. Considering the results of the Stock Tender Offer (as defined in Clause 3.1 above), the Stock Merger will lead to the issue of three hundred ninety-eight thousand, one hundred seventy-six (398,176) class "A” preferred shares in Braskem, all registered and with no par value. The new class “A” preferred shares will be entitled to the same rights as the outstanding class “A” preferred shares issued by Braskem, including the full receipt of dividends and/or interest on equity that comes to be declared by Braskem as of the date on which the Stock Merger is approved, and will be paid in through the absorption of shares in Quattor Petroquímica and attributed to the respective stockholders in exchange for the shares held by those stockholders at Quattor Petroquímica.

10.2.    Composition of the Capital Stock of Braskem before and after the Stock Merger and Proposal for Amendment to the Bylaws of Braskem. On this date, Braskem’s capital stock comprises eight billion, thirty-eight million, nine hundred fifty-one thousand, eight hundred and twenty-six reais and twenty-four centavos (R$8,038,951,826.24), divided into eight hundred one million, two hundred sixty-seven thousand, four hundred and forty-two (801,267,442) shares, of which four hundred fifty-one million, six hundred sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred forty-nine million, four thousand, five hundred and sixty-one (349,004,561) are class “A” preferred shares and five hundred ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares, all registered and without par value. Considering the results of the Stock Tender Offer of Quattor Petroquímica (as defined in Clause 3.1 above), the Stock Merger will result in an increase in the capital stock of Braskem of four million, two hundred seventy thousand, two hundred and seventy-three reais and sixty centavos (R$4,270,273.60) to be subscribed and paid in by the stockholders of Quattor Petroquímica, except for Braskem and the members and alternates of the Board of Directors of Quattor Petroquímica, to the amount of eight billion, forty-three million, two hundred twenty-two thousand and ninety-nine reais and eighty-four centavos (R$8,043,222,099.84), divided into eight hundred one million, six hundred sixty-five thousand, six hundred and eighteen (801,665,618) shares, of which four hundred fifty-one million, six hundred sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred forty-nine million, four hundred two thousand, seven hundred and thirty-seven (349,402,737) are class "A" preferred shares and five hundred ninety-three thousand, eight hundred and eighteen (593,818) are class "B" preferred shares, all registered and without par value, and accordingly the following wording of Article 4 of the Bylaws of Braskem will be proposed: “Article 4 – The Capital Stock comprises eight billion, forty-three million, two hundred twenty-two thousand and ninety-nine reais and eighty-four centavos (R$8,043,222,099.84), divided into eight hundred one million, six hundred sixty-five thousand, six hundred and eighteen (801,665,618) shares, of which four hundred fifty-one million, six hundred sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred forty-nine million, four hundred two thousand, seven hundred and thirty-seven (349,402,737) are class "A" preferred shares and five hundred ninety-three thousand, eight hundred and eighteen (593,818) are class "B" preferred shares”.

10.3.    Unrecognized Liabilities and Contingencies. According to the best understanding of the managements of Braskem and Quattor, there are no relevant liabilities or contingencies that have not been duly recognized.

10.4.    Cost of the Stock Merger. The total cost of the Stock Merger is estimated at approximately seven hundred thousand reais (R$700,000.00), which includes the expenses with publications, hiring specialized companies to prepare the valuation reports, the fees of law firms specializing in operations of this nature, as well as the fees of auditors, consultants and other related expenses.

11.       Specialized Companies

11.1.    Bradesco BBI was hired to prepare the valuation report of the economic value of the stock in Braskem and Quattor for the purpose of determining the Exchange Ratio. Pwc was hired to prepare the valuation report of the book value of the stock in Quattor for the purpose of determining the value of the capital increase at Braskem resulting from the Stock Merger, as well as the valuation report of the book value at market price of Quattor Petroquímica, for the purpose of Article 264 of Brazilian Corporation Law, with KPMG contracted for said purpose in the case of Braskem.

11.2     Declaration of No Conflicts of Interest. With regard to the aforementioned specialized firms, no conflicts or communion of interests, current or potential, exist in relation to the either the controlling or minority stockholders of the companies involved in the Stock Merger of which the managements of Braskem and Quattor Petroquímica are aware.

12.              Corporate Approvals

12.1 In meetings held on December 7, 2010, the Boards of Directors of Braskem and Quattor Petroquímica approved the call notices of the general meetings of the Companies to resolve on the Stock Merger.

13.       Additional Information

13.1.    Audit of Financial Statements. In accordance with BCL and Article 12 of CVM Instruction 319/99, the financial statements serving as the basis for the Stock Merger were audited by: (i) KPMG in the case of Braskem;  and (ii) pwc in the case of Quattor Petroquímica.

13.2. Communications. The Stock Merger will be communicated to the BM&FBOVESPA, the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and the Market for Latin-American Stocks in Euros (Latibex).

12.4.    Documents of the Stock Merger Available to Stockholders, in compliance with Article 3 of CVM Instruction 319/99 and CVM Instruction 481/09. All documents cited in this Material Fact related to the Stock Merger, including the Protocol and Justification of the Stock Merger and the valuation reports prepared by Bradesco BBI, pwc and KPMG, along with the documents required by CVM Instruction 481/09, will be available to Braskem and Quattor Petroquímica stockholders as of the publication date of the Call Notice for the extraordinary general meeting of the Companies and may be consulted at the head offices of Braskem and Quattor Petroquímica and on the their websites (www.braskem.com.br/ri), and at the head offices and websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, December 7, 2010

Marcela Drehmer Chief Financial and Investor Relations Officer Braskem S.A.	Luciana Paulo Ferreira Investor Relations Officer Quattor Petroquímica S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.